STARBOARD INVESTMENT TRUST
116 South Franklin Street
Rocky Mount, NC 27804
252-972-9922

January 17, 2019

VIA EDGAR

U.S. Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	Rule 477 Request by Starboard Investment Trust to withdraw the Trust’s Registration Statement filed on Form N-1A (File Nos. 333-159484 and 811-22298)

Ladies and Gentlemen,

Pursuant to Rule 477 of the Securities Act of 1933, Starboard Investment Trust requests withdrawal of its Registration Statement on Form N-1A filed with the U.S. Securities and Exchange Commission on January 17, 2019, EDGAR Accession Number: 0001464413-19-000004. The Trust has determined that this filing did not include the necessary interactive data files and plans to re-file to include said files.  No securities were sold in connection with the offering.

If you have any questions concerning the foregoing, please contact the undersigned at 252-984-3802.

Yours truly,

/s/ Rob Schaaf
Rob Schaaf

cc:	Tanya Cody, Esq. Greenberg Traurig, LLP 2200 Ross Avenue Suite 5200 Dallas, TX 75201